

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



02068263

No Act
P.E. 12-9-02
6-00368

December 27, 2002

George A. Koeck
General Counsel and Corporate Secretary
Otter Tail Corporation
3203 32nd Avenue S.W.
Suite 110, P.O. Box 9156
Fargo, ND 58106-9156

Act 1934
Section
Rule 14A-8
Public Availability 12/27/2002

RE: Otter Tail Corporation
Incoming letter dated December 9, 2002

PROCESSED
JAN 10 2003
THOMSON
FINANCIAL

Dear Mr. Koeck:

This is in response to your letter dated December 9, 2002 concerning the shareholder proposal submitted to Otter Tail by Gerald Benson, Duane Olson and Ken Oxtra. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Gerald Benson
32, 449th 260th Avenue
Erhard, MN 56534

Duane Olson
8350 49th St. N.E.
Devils Lake, ND 58301

Ken Oxtra
606 3rd St. S.E.
Jamestown, ND 58401



RECEIVED
2002 DEC 10 PM 4:30
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Fargo office:
3203 32nd Avenue S.W.
Suite 110, P.O. Box 9156
Fargo, ND
58106-9156
Fax: 701-232-4108

Fergus Falls office:
215 S. Cascade Street
P.O. Box 496
Fergus Falls, MN
56538-0496
Fax: 218-998-3165

1-866-410-8780 • www.ottertail.com

Reply to Fargo office
Direct: 701-451-3567

December 9, 2002

VIA FEDEX

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of Gerald S. Benson, Duane C. Olson and Ken Oxtra

Ladies and Gentlemen:

Otter Tail Corporation, a Minnesota corporation (the "Company"), has received a shareholder proposal dated November 27, 2002 (the "Proposal") from Gerald S. Benson, Duane C. Olson and Ken Oxtra (the "Proponents") for inclusion in the Company's proxy statement for its 2003 annual meeting of shareholders (the "2003 Annual Meeting"). We believe the Company properly may omit the Proposal from its proxy materials for the 2003 Annual Meeting for the reasons discussed below. We respectfully request confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company excludes the Proposal from its proxy materials in reliance upon Rule 14a-8(i)(7) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are six copies of each of (i) the Proposal and (ii) this letter, which sets forth the grounds on which the Company proposes to omit the Proposal from its proxy materials. Also enclosed is an additional copy of this letter, which we request to have file stamped and returned in the enclosed postage-prepaid envelope, and copies of correspondence related to the Proposal. As required by Rule 14a-8(j), a copy of this letter also is being sent to each of the Proponents as notice of the Company's intention to omit the Proposal from the Company's definitive proxy materials.

A. The Proposal

The Proposal states: "Resolved:

1. That the Board of Directors initiate expensing all options when granted.

2. All future stock option grants be reporting [sic] in the financial statements and not in the footnotes."

B. Background

Statement of Financial Accounting Standards ("SFAS") No. 123 permits a company to account for stock-based compensation plans under either the "fair value" method described in SFAS No. 123 or the "intrinsic value" method provided for under APB Opinion No. 25. The "fair value" method typically measures compensation cost at the grant date based on the fair value of the award and recognizes it as an expense in the income statement, usually over the vesting period. The "intrinsic value" method typically measures compensation cost as the excess of the market price of the stock at the grant date over the exercise price. The Company, like most publicly traded companies, uses the "intrinsic value" method of accounting for stock-based compensation plans.

The Company has historically set the exercise price of its stock options at no less than the market price of the underlying stock on the grant date. As a result, under the intrinsic value method, it is not required to record on its income statement any expense related to stock option grants. Adoption of the Proposal, which would involve "expensing all options when granted," would result in the Company using the "fair value" method valuation for its options, such that the issuance of stock options would give rise to an expense reflected in the Company's income statement.

C. Reasons for Omission

Rule 14a-8(i)(7) allows a registrant to omit any shareholder proposal from its proxy materials that "deals with a matter relating to the registrant's ordinary business operations." The Company believes that the Proposal deals with matters relating to the Company's ordinary business operations because (i) it addresses the Company's choice of accounting methods under GAAP, (ii) the Proposal addresses financial reporting and accounting policies not required by GAAP or disclosure standards under applicable law, (iii) the Proposal involves the presentation of financial reports in the Company's annual report to shareholders and (iv) the Proposal addresses general employee compensation matters.

1. The Proposal Relates to the Company's Choice of Accounting Methods.

The Proposal requests that the Company expense stock options when granted and report stock option grants in the financial statements and not in the footnotes. Implementation of the Proposal would require the Company to adopt a change in accounting principles so that stock options would be accounted for as provided under the "fair value" method described in SFAS No. 123.

Recognizing that a choice between two accounting principles is one of the most basic of ordinary business, the Staff has repeatedly agreed that proposals addressing a registrant's "choice of accounting methods" are excludable under Rule 14a-8(i)(7). See, e.g., Travelers Group (February 5, 1998) (permitting exclusion of a proposal to utilize a particular accounting treatment for derivative financial instruments because it relates to ordinary business operations); and The Boeing Company (March 6, 2000) (permitting, on the same basis, exclusion of a

The Staff has been presented in the past with proposals very similar to the Proposal, and the Staff has consistently found such proposals to be excludable pursuant to Rule 14a-8(i)(7). In Intel Corp. (February 27, 2001), the registrant sought to exclude a proposal requesting the registrant to record the annual cost of stock options on its income statements and alter the presentation of certain portions of its balance sheets. The crux of the registrant's Rule 14a-8(i)(7) argument was that the subject matter of the proposal dealt with the registrant's decision to utilize the "intrinsic value" method of valuation instead of the "fair value" method of valuation of options. See id. at 3. The Staff recognized that the proposal related to the company's "ordinary business operations (i.e., choice of accounting methods)," and permitted the exclusion of the proposal pursuant to Rule 14a-8(i)(7). The Staff has considered substantially identical proposals submitted to many other registrants and has come to the same conclusion every time, finding that the proposals related to the company's "choice of accounting methods" and were therefore excludable on Rule 14a-8(i)(7) grounds. See, e.g., BellSouth Corp. (January 22, 2001); AT&T Corp. (January 8, 2001); General Electric Co. (December 22, 2000); Pfizer, Inc. (December 13, 2000).

The Staff also considered a proposal explicitly requesting that the registrant adopt the "fair value" method of accounting for stock options in General Electric Co. (January 25, 1997), and again found that the registrant could exclude the proposal. In General Electric the proposal read "Resolved: That the corporation adopt the 'fair value' method of accounting for stock based compensation plans for transactions as is recommended in [SFAS No. 123]." The registrant in that case also noted that SFAS No. 123 permitted multiple approaches to the accounting of stock options, and that its election to use the "intrinsic value" method instead of the "fair value" method was a matter within its ordinary business operations. The Staff agreed, permitting the registrant to exclude the proposal pursuant to Rule 14a-8(c)(7) (the predecessor to Rule 14a-8(i)(7)), and noting that "the proposal is directed at matters relating to the conduct of the Company's ordinary business operations (i.e., the presentation of financial reports to shareholders)." See id. at 6.

Finally, in a series of no-action letters issued earlier this year, the Staff has permitted exclusion of proposals requesting boards to establish a practice of expensing stock options granted to executive officers. In each case, the Staff noted that "[t]here appears to be some basis for your view that [the registrant] may exclude the proposal under Rule 14a-8(i)(7) as relating to ordinary business matters (i.e., choice of accounting methods)." *See* Resmed, Inc. (September 4, 2002); Zale Corporation (September 4, 2002); MIPS Technologies, Inc. (September 4, 2002); Sysco Corporation (August 30, 2002); Meredith Corporation (August 9, 2002); National Semiconductor Corporation (July 19, 2002); and ConAgra foods, Inc. (July 19, 2002).

The Proposal seeks essentially the same action that was proposed in all of these prior no-action letters, namely, a specific election between two acceptable accounting policies. The Company believes that, as was the case in these no-action letters, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.

2. The Proposal Relates to Financial Reporting and Accounting Policies Not Required by GAAP or by Disclosure Standards Under Applicable Law.

The Staff has also consistently acknowledged that shareholder proposals involving financial reporting and accounting policies that are not required by GAAP or by disclosure standards under applicable law are excludable under Rule 14a-8(i)(7). For example, in American Stores Co. (April 7, 1992), a shareholder proposed that the company's annual report to shareholders include earnings, profits and losses for each subsidiary and major retail operation. The Staff permitted exclusion of the proposal under Rule 14a-8(i)(7), because the proposal sought the reporting of information that was not required by GAAP or by disclosure standards under applicable law. See also Minnesota Mining and Manufacturing Co. (March 23, 1988) (permitting, on the same basis, exclusion of a proposal that the company include an alternate gold standard summary in its annual report to shareholders); Pacific Gas & Electric Co. (December 13, 1989) (permitting, on the same basis, exclusion of a proposal that requested, among other things, that the taxes and interest paid per share be included in the company's quarterly statements); and Santa Fe Southern Pacific Co. (January 30, 1986) (permitting, on the same basis, exclusion of a proposal relating to preparation of current cost basis financial statements for the company and each of its principal subsidiaries). The Company believes that, as was the case in these prior no-action letters, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it addresses financial reporting and accounting policies not required by GAAP or disclosure standards under applicable law.

3. The Proposal Relates to the Presentation of Financial Statements in Annual Reports to Shareholders.

The Staff has stated that, in order to determine whether a shareholder proposal that requests additional disclosures in documents filed pursuant to the Exchange Act is excludable under Rule 14a-8(i)(7), it would consider whether the subject matter of the additional disclosures sought in the particular proposal involved a matter of ordinary business operations. Moreover, the Staff has consistently held that proposals relating to the presentation of financial statements in annual reports to shareholders are excludable under the ordinary business exception. See Johnson Controls, Inc. (October 26, 1999).

In Johnson Controls, the proposal requested that the company's board take the necessary steps to ensure that the company's financial statements disclose "goodwill-net" relative to shareholders' equity. The Staff concurred that the proposal could be excluded as "relating to ordinary business operations (i.e., the presentation of financial statements in reports to shareholders)." See also General Electric Co. (January 28, 1997) (permitting, on the same basis, the exclusion of a proposal that General Electric adopt the fair value method of accounting for stock-based compensation plans); and American Telephone and Telegraph Co. (January 29, 1993) (permitting, on the same basis, the exclusion of a proposal that the company include a separate income statement for NCR, a wholly owned subsidiary). The Company believes that, as was the case in these prior no-action letters, the Proposal may be excluded because it relates to the presentation of financial information in the Company's reports to shareholders.

4. *The Proposal Addresses General Employee Compensation Matters.*

Because the Proposal relates generally to "all future stock option grants," the Proposal is clearly aimed at the Company's general compensation arrangements. The Staff has consistently found that the Rule 14a-8(i)(7) exclusion applies to proposals relating to "general compensation issues," as opposed to proposals strictly limited to senior executive or director compensation issues. See, e.g., Mattel, Inc. (April 1, 2002); and Central and South West Corp. (November 26, 1996).

In AT&T Corp. (February 9, 2000), a shareholder proposal requested that the company "limit shares that the CEO, directors and corporations [sic], and their immediate families may own; limit stock options; and offer stock options to all AT&T company employees." The company took the position that the proposal could be excluded under Rule 14a-8(i)(7) because it related to AT&T's compensation regime for all employees, not just executives and directors. The Staff concurred in exclusion on that ground. In Synopsys, Inc. (April 1, 2002), a shareholder requested that the company submit all of its equity compensation plans to shareholders for approval. In notifying the Staff of its intention to exclude the proposal, the company noted that the proposal was not limited to executive compensation, but rather concerned equity compensation plans designed for the benefit of employees generally. The Staff permitted exclusion under Rule 14a-8(i)(7), noting that the proposal concerned "general compensation matters." Thus, even if the Proposal is interpreted as involving a compensation matter, the Proposal applies to all employees holding stock options and is excludable under Rule 14a-8(i)(7).

D. Conclusion

Based on the foregoing, we believe that the Company may omit the Proposal from its proxy materials for its 2003 Annual Meeting, and we respectfully request that the Staff concur in our view and confirm it will not recommend any enforcement action if the Proposal is omitted from the Company's proxy materials.

We are aware that the Staff recently stated in Mercury Computer Systems, Inc. (October 11, 2002) that the Staff had determined it could not express concurrence or non-concurrence with Mercury Computer Systems' view that it could omit a proposal relating to the expensing of stock options in reliance on Rule 14a-8(i)(7). In that no-action letter, the Staff indicated that it had made this determination "in light of the fact that the Division expressed its view regarding an identical proposal in its response to National Semiconductor, Inc. (July 19, 2002) and that the matter currently is being reviewed by the Commission...."

In National Semiconductor, the Staff concurred in the company's view that it could omit a proposal that the board establish a policy and practice of expensing all future stock options issued to executives. If the Staff is unable to express any view regarding the Company's position that the Proposal may be excluded from its proxy materials, the Company intends to exclude the Proposal based on the position taken by the Staff in National Semiconductor and other similar no-action letters earlier this year.

If you have any questions or comments regarding this filing, please contact the undersigned at (701) 232-4225.

Thank you for your consideration.

Sincerely,



George A. Koeck
General Counsel and Corporate
Secretary

Enclosures

cc: Gerald S. Benson (w/out encl.)
Madeline Davis (w/out encl.)
Arthur E. Kolle (w/out encl.)
Jacob B. Lillestol (w/out encl.)
Duane C. Olson (w/out encl.)
Ken Oxtra (w/out encl.)

November 27, 2002

Mr. George Koeck, Corporate Secretary
Otter Tail Corporation
Box 496
Fergus Falls, MN 56538-0496

VIA CERTIFIED MAIL

Dear Mr. Koeck:

Subject: Stockholder proposals for 2003 annual meeting

This is in response to your letter to us of November 25, 2002 regarding only one proposal allowed by any stockholder or group.

I have canvassed the 5 additional proponents and we have decided to split the group with:

Mr. Kolle, Mrs. Davis and myself submitting the *Goodwill* proposal.

Mr. Olson, Mr. Oxtra and Mr. Benson submitting the *Option expensing* proposal.

To that end we jointly and severally have agreed to have the appropriate signatures removed from the resolutions as applicable.

These have been accomplished so we are again submitting the proposals according to our action.

We believe these are now in accordance with SEC and other regulations and they are in proper order for inclusion in the Proxy Statement.

If that is not the case, we are assuming you will provide us with relevant information within the prescribed time frame. Unless we hear from you we will consider that issue closed.

Yours very truly,



Jacob B. Lillestol

Enc. 2 (2003 proposals)

Koeck - 2002 #2

COPY

Shareholder Proposal:

Background Information: This resolution concerns expensing stock options. Below is pertinent related information.

Whereas: Excessive executive compensation has become a reality in corporate America. Included are increased executive compensation plans, severance and employment agreements, special executive pensions and reduced cost stock option plans. Directors are now participating also.

Regarding Otter Tail, those provisions are referred to in the Proxy Statement. Their wording makes it virtually impossible for the average person to decipher.

In addition to attractive stock option provisions, the Board of Directors compensation has risen from $7,800 in 1993 to around $28,000 in 2002.

An example of executive compensation: The 1991 total compensation of CEO John MacFarlane was $192,800. The 2001 total compensation was $713,000 plus options at reduced pricing on 125,000 shares. To show the increasing value of stock options to management, if Mr. MacFarlane purchased and sold his year 2000 granted options on the same day, he would have a guaranteed profit of over $950,000. This assumes the selling price of $27.50 as this resolution is written on November 14, 2002.

In 2001 a number of officers exercised options, purchasing and selling the shares at the same time. One executive officer sold 13,500 shares in August for an immediate gain of $120,000+.

In 2002 the same trend increased. A number of directors and officers did simultaneous transactions with instant profits of from $19,000 to well over $100,000.

These examples show that stock options are increasing as a component of total compensation. We feel the Company should expense them when granted.

In 1999 Otter Tail initiated the Stock Incentive Plan authorizing 2.6 Million shares. At year-end 2001 there were 24.7 Million common shares outstanding. Those original shares in the Plan amount to over 10% of all outstanding shares.

In the 2001 Otter Tail annual report, management explained they would not expense them when granted. The footnotes indicate that had they been expensed, earnings per share would have decreased from the $1.68 reported to $1.64.

With the numerous scandals in corporate America, conservative reporting of stock options should be initiated, even though not mandatory.

Recognizing the same concern we are making, most large companies see the wisdom of that and are reporting and expensing them when granted.

Resolved:

1. That the Board of Directors initiate expensing all options when granted.

2. All future stock option grants be reporting in the financial statements and not in the footnotes.

Shares Held	Stockholders:
4	Gerald Benson 32,449th 260th Avenue, Erhard, MN 56534
	~~Madeline Davis 632 West Fir, #208, Fergus Falls, MN 56537~~
	~~Arthur Kolle 906 E. Mt. Faith, Fergus Falls, MN 56537~~
	~~Jacob Lillestol 1400 South Cascade Street, Fergus Falls, MN 56537~~
2145	Duane Olson 8350 49th St. NE, Devils Lake, ND 58301
350	Ken Oxtra 606 3rd St. SE, Jamestown, ND 58401

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 27, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Otter Tail Corporation
Incoming letter dated December 9, 2002

The proposal requests that the board of directors expense all options issued when granted and report all future option grants in the financial statements and not in the footnotes to the financial statements.

We are unable to concur in your view that Otter Tail may exclude the proposal under rule 14a-8(i)(7). Accordingly, Otter Tail may not omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Jennifer Bowes
Attorney-Advisor